BAKER & McKENZIE

東京青山・青木法律事務所

05013248

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



**FILE No. 82-5176**

November 29, 2005



VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

**Fuji Television Network, Incorporated**
**Rule 12g-3(2)(b) Exemption Application**

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Basic Agreement on Reorganization of the Group (dated November 17, 2005)
- Flash Report (Consolidated / Non-Consolidated Basis) - Results for six months ended September 30, 2005 - (filed date November 17, 2005) and
- Notice of Resolution of the Board of Directors on Interim Dividends (dated November 19, 2005).



Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

12/13

FILE No. 82-5176

(Translation)

November 17, 2005

Dear Sirs:

| | |
|---|---|
| Name of listed company: | Fuji Television Network, Incorporated |
| Representative: | Koichi Murakami<br>President and Representative Director |
| (Code No. 4676, 1st section of Tokyo Stock Exchange) | |
| Person to contact: | Osamu Okada<br>General Manager of Accounting Dept.<br>Tel: 03-5500-8888 (Key) |

**Notice of Basic Agreement on Reorganization of the Group**

Notice is hereby given that Fuji Television Network, Incorporated (the "Company") and Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Hiroshi Isohara, hereinafter "Nippon Broadcasting") entered into a basic agreement on the reorganization of the Group and adopted a resolution therefor at the respective meetings of the Boards of Directors held on November 17, 2005, as described below:

Description

1. Purpose of the reorganization:

The Company made Nippon Broadcasting its wholly owned subsidiary as of September 1, 2005 on which a share-for-share exchange by cash payments was made pursuant to the authorization of a business reconstruction plan under the Law on Special Measures for Industrial Revitalization (the "Industrial Revitalization Law") of Japan.

With the progress of digitalization of broadcasting and the prevalence of broadband networks, new services, including distribution of music and video, are commercialized and a ubiquitous era appears to dawn where consumers can actively enjoy content anytime and anywhere. Thus, there will possibly be a dramatic change in the competitive conditions of the media content industry in the future. To continue to remain as a leading company in the new media era and further increase its enterprise

value, Fuji Television Group (the "Group") has considered it necessary to further reorganize its capitals and businesses and provided further insights into methods therefor.

Consequently, the Company and its wholly owned subsidiary Nippon Broadcasting have fundamentally agreed that the operations of the radio broadcasting business and all other businesses of Nippon Broadcasting be transferred to a newly established company by a split-up method (the "Split-up") and that the Company merge Nippon Broadcasting that will be holding the shares of the companies of Fujisankei Communications Group after the Split-up (the "Merger").

The reorganization of the Group is purported to clearly give the Company the status of the operating holding company of Fujisankei Communications Group and establish a group management system under which the group strategies will be pursued flexibly and efficiently in the future, as well as allow Nippon Broadcasting to further improve efficiencies as a radio broadcaster and establish a solid management base in response to the digital era.

2. Outline of the reorganization:

(1) Split-up of Nippon Broadcasting:

The operations of the radio broadcasting business and all other businesses of Nippon Broadcasting will be separated and transferred to a newly established company (the "New Company") by a split-up method (*bunsha-gata shinsetsu bunkatsu*). The Split-up is purported to regulate manpower and revise the organizational system to further improve efficiencies of the radio broadcasting business and establish a management base that will allow the New Company to continue to remain as a leading company in the radio broadcasting industry in the coming digital broadcasting era.

The broadcasting license of Nippon Broadcasting is planned to be transferred to the New Company. However, the transfer of any broadcasting license due to a split-up is subject to the approval of the Minister of Public Management, Home Affairs, Posts and Telecommunications pursuant to Article 20, paragraph 2 of the Radio Law of Japan. Hence, the Split-up is conditional on the acquisition of such approval.

(2) Merger of the Company and Nippon Broadcasting:

After the execution of the Split-up, the Company will, as a surviving company, merge Nippon Broadcasting. The Merger is purported to allow the Company to integrate the shares of the companies of Fujisankei Communications Group held by the Company and Nippon Broadcasting and establish a group management system under which the Company can, as the operating holding company of Fujisankei Communications Group, make speedy decisions.

The Merger is conditional on the legitimate execution of the Split-up.

Upon the Merger, 573,704 shares of the Company held by Nippon Broadcasting will be the Company's own shares. Hence, the shares will be cancelled promptly upon the completion of the Merger.

(3) Law on Special Measures for Industrial Revitalization (the "Industrial Revitalization Law"):

The Company and Nippon Broadcasting acquired authorization of a business reconstruction plan under the Industrial Revitalization Law from the Ministry of Public Management, Home Affairs, Posts and Telecommunications (the "Ministry") in charge thereon as of June 10, 2005. With regard to the Split-up and the Merger, the Company and Nippon Broadcasting will file an application for the authorization of a revision to the business reconstruction plan with the Ministry pursuant to Article 4, paragraph 1 of the Industrial Revitalization Law.

3. Schedule:

(1) Schedule for the Split-up and the Merger (expected):

| | |
|---|---|
| November 30, 2005 | Meetings of the Boards of Directors for approval of the Split-up Plan and the Merger. |
| | Signing of the Split-up Plan and the Merger Agreement. |
| December 21, 2005 | Extraordinary general meeting of shareholders for approval of the Split-up Plan and the Merger Agreement (Nippon Broadcasting). |
| April 1, 2006 | Date of the Split-up and the Merger (expected). |
| April 3, 2006 | Registration of the Split-up and the Merger (expected). |

Notes:

1. The details of the Split-up and the Merger will be determined hereafter and a Split-up Plan and a Merger Agreement will be submitted to the respective Boards of Directors of the Company and Nippon Broadcasting for approval to be held on November 30, 2005.

2. The Split-up is conditional on the approval of the Minister of Public Management, Home Affairs, Posts and Telecommunications pursuant to Article 20, paragraph 2 of the Radio Law of Japan. The description to that effect will be entered in the Split-up Plan.

3. The Merger is conditional on the legitimate execution of the Split-up. The description to that effect will be entered in the Merger Agreement.

4. The Merger will be conducted without obtaining the approval thereof at a General Meeting of Shareholders of the Company, as a simplified merger as provided for in Article 413-3, paragraph 1 of the Commercial Code of Japan.

- End -

---

For more information on this press release, please contact:

Fuji Television Network, Incorporated    Media Planning Office    03-5500-8888 (Key)

(Translation)

November 18, 2005

Dear Shareholders:

# NOTICE OF RESOLUTION OF THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 65th business year (April 1, 2005 to March 31, 2006) was made at the meeting of the Board of Directors of the Company held on November 17, 2005, as described below:

Yours very truly,

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koichi Murakami
President and Representative Director

## Description

Interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30, 2005, as provided for in Article 39 of the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥2,000 per share

2. Effective Date for Right to Payment and Date of Payment: December 9 (Friday), 2005

- END -

**Fuji Television Network, Inc.** November 17, 2005

# Flash Report (Consolidated Basis)

**Results for six months ended September 30, 2005**

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 17, 2005.

U.S. accounting standard: not applied

## 1. Performance

### (1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

| | Net sales | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 2005 | 294,818 | 25.0 | 24,644 | 11.2 | 24,948 | 7.1 |
| 2004 | 235,764 | 4.4 | 22,170 | (8.4) | 23,293 | (9.1) |
| Year ended March 31, 2005 | 476,733 | --- | 43,581 | --- | 44,478 | --- |

| | Net income | | Net income per share | Net income per share after dilution |
|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen |
| 2005 | 12,749 | 24.6 | 6,318.37 | --- |
| 2004 | 10,234 | (27.2) | 4,135.35 | --- |
| Year ended March 31, 2005 | 22,845 | --- | 9,056.14 | 8,950.53 |

1. Gain (Loss) on investment by equity method: Six months ended September 30, 2005: ¥811 million, Six months ended September 30, 2004: ¥846 million, Year ended March 31, 2005: ¥657 million
2. Average number of shares outstanding during the period (Consolidated): Six months ended September 30, 2005: 2,031,975 shares, Six months ended September 30, 2004: 2,488,765 shares, Year ended March 31, 2005: 2,488,385 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

### (2) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 2005 | 692,556 | 454,403 | 65.6 | 204,165.49 |
| 2004 | 640,236 | 505,606 | 79.0 | 203,178.36 |
| March 31, 2005 | 681,190 | 479,088 | 70.3 | 203,653.65 |

Number of shares outstanding (Consolidated): September 30, 2005: 2,226,098 shares, September 30, 2004: 2,488,765 shares, March 31, 2005: 2,350,942 shares

(3) Cash flows

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financial activities | Cash and cash equivalent at end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 2005 | 19,532 | (34,001) | (64,845) | 44,535 |
| 2004 | 23,661 | (76,183) | (610) | 72,133 |
| Year ended March 31, 2005 | 44,673 | (135,516) | 76,731 | 113,408 |

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 30

Non-consolidated subsidiaries: 4 (accounted for by the equity method)

Affiliates: 8 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 7, Affiliates: 1

Deletions: Consolidated subsidiaries: 2, Affiliates: 3

## 2. Forecast for fiscal year ending March 31, 2006

| | Net sales | Recurring profit | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Fiscal year | 576,900 | 46,600 | 23,000 |

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥10,155.42.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

## 1. Organization of the Fuji Television Network Group

The Fuji Television Network Inc. and its subsidiary Nippon Broadcasting System, Inc. and its affiliate The Sankei Shimbun have corporate groups composed of their own subsidiaries and affiliates. Together with Pony Canyon, Inc., a subsidiary of Nippon Broadcasting, this constellation of companies conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment.

Fuji Television's own group of companies is made up of the parent company, Nippon Broadcasting System, Inc. and other 57 subsidiaries and 34 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

| Category | Major Companies |
|---|---|
| **Broadcasting**<br>Television and radio broadcasting | Fuji Television Network, Inc.<br>Nippon Broadcasting System, Inc. |
| **Program Production and Related Business**<br>Planning, production, engineering and relay operations as well as other businesses for programming | Kyodo Edit, Co., Ltd.<br>Kyodo Television, Limited<br>Vasc, Inc.<br>Happo Television, Inc.<br>Van Eight Production, Inc.<br>Fuji Art, Inc.<br>Fuji Creative Corporation<br>Fuji Lighting and Technology, Inc.<br>Basis, Ltd.<br>Fuji International Productions (UK) Ltd.<br>Fujisankei Communications International, Inc. |
| **Direct Marketing**<br>Direct marketing and sales of fresh flowers | Dinos Inc.<br>FujiTV Flower Center, Co., Ltd. |
| **Video and Music**<br>Production and sale of music and video software, management of music copyrights, etc. | Shinko Music Publishers Co., Ltd.<br>Fujipacific Music Inc.<br>"Fuji Music Partners"<br>Pony Canyon Inc.<br>Ponycanyon Enterprise Inc.<br>Fujipacific Music (USA), Inc.<br>Fujisankei California Entertainment, Inc.<br>T/Q Music, Inc.<br>Windswept Classics, Inc. |
| **Other Businesses**<br>Temporary agency services, real estate leasing, software development, publishing, etc. | Nippon Broadcasting Projects, Inc.<br>Bigshot Inc.<br>Fuji Culture Planning, Inc.<br>Fujisankei Advertising work Inc.<br>Fuji Jinzai Center, Inc.<br>Fujimic, Inc.<br>Fuso Publishing, Inc. |

Note: Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

## 2. Management Policies

### (1) Basic Policies

At present in the media and content industry, a succession of new services that meet consumers' needs are emerging with the diffusion of broadband and from leveraging IT from both software and hardware perspectives, such as the expanding use of services to deliver music via the Internet and the appearance of movie delivery services with business models that do not depend on advertising revenues.

In addition, the use of game consoles and other devices as equipment for viewing movies and as broadband information terminals together with such phenomena as the advance of blogs and social networking sites (SNSs) have created the start of the ubiquitous era where consumers have the choice of accessing any content, wherever and whenever they want.

The change in consumer and corporate behavior precipitated by the diversification of content distribution made possible with digitalization has the potential over the medium- and long-term to facilitate the entry of new competitors and give rise to alternative services that could reshape the competitive landscape in our industry. Taking into account the significance of such changes to its operating environment, the Fuji Television Group has set out the five items listed below as its basic management policies for the medium-to-long term.

1. With the ongoing evolution in the distribution of media and content, become a pioneer in the creation of culture, services, and businesses related to the distribution of new media and content.
2. We aim to maximize our value as a cross media group by exerting selectivity and focus to our business portfolio. In other words, we will place digital terrestrial broadcasting as our core media while building on the satellite media platform of BS satellite, which now reaches 10 million households, and CS satellite media, which is developing into the core of the subscriber-based TV market. In addition, we will flexibly utilize new media, such as mobile media, as epitomized by "one segment broadcasts" (a terrestrial digital broadcasting service aimed at mobile handsets); on-demand services via the Internet and IP TV, etc.; and personal media like blogs, which are attracting attention as a new form of media. We thus aim to build an optimal "media complex" and develop into a ubiquitous company with 100% reach, enabling Fuji Television to deliver compelling and attractive content anywhere and at anytime.
3. To strengthen its "digital content factory" by providing compelling and high-quality content that creates maximize value for consumers and advertising sponsors in each media family by carefully considering the attributes of each type of media always as consumer behavior.
4. To create an even stronger network structure by promoting the digitalization of its core media—digital terrestrial broadcasting—throughout the entire FNS network.
5. By leveraging the brand equity created through the execution of policies (1) through (4) above, we aim to secure stable profits from our movie, event, and broadcasting rights businesses.

And by stepping up efforts to diversify its revenue streams, Fuji Television will continue as the leading company in Japan's media and content industry working to improve its operations, boosting its competitiveness, establishing a stable corporate infrastructure that is supportive of sustained growth, and

maximizing its corporate value, while being ever mindful of its public and social responsibilities as an operator of terrestrial television broadcasting, its core media.

**(2) Policies Concerning the Distribution of Company Profits**

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors.

We plan to allocate internal reserves to meet what we anticipate will be substantial future demand for funds required to strengthen our capabilities to create and procure content and to respond to the digitalization of terrestrial broadcasting--a social lifeline infrastructure--as well as investments in other related businesses. We believe that the use of internal reserves in this fashion will make a significant contribution to the enhancement of shareholder returns and the fulfillment of our social responsibilities going forward.

**(3) Management Goals and Indices**

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we have not established specific numerical targets for management. However, management will focus on maximizing corporate value, strive to improve management efficiency as measured by return on equity and return on assets, optimize invested capital, aim to set our debt and capital structure appropriately, and optimize capital costs. Ultimately, these efforts are designed to boost shareholder and corporate value.

**(4) Medium- to Long-Term Management Strategies and Issues to be Addressed**

The Fuji Television Group is working to with the mindset of a "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. Content forms the heart of media. Without strong content, it is impossible to develop media. To this end, we will continue to raise content creation skills Groupwide by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals—the hallmarks of digital broadcasting. With such objectives in mind, in March 2005 we began construction of the Rinkai Fukutoshi Studios (provisional name) in Koto Ward, Tokyo. Scheduled for completion in April 2007, the studios will make the editing and archiving processes digital and more advance and will also concentrate the Fuji Television Group's content creation know-how and function as a true "digital content factory". Our initial plans called for building the studios jointly with Nippon Broadcasting. But since Nippon Broadcasting became a wholly owned subsidiary of Fuji Television on September 1, 2005, these plans have changed and now Fuji Television will be building the studios on its own.

The advent of multimedia and multichannel services and services that utilize telecommunications infrastructure are dramatically reshaping the competitive landscape in Japan's broadcasting industry. In addition, successive relaxation and removal of regulations are adding impetus to these developments.

Against this backdrop, terrestrial digital broadcasting commenced in December 2003. In December 2005, heretofore low-power transmissions will be converted to 10kW full power and with the start of digital broadcasts at relay stations, coverage is expected to expand to approximately 15 million households in the Kanto region. In addition, all broadcast stations nationwide are scheduled to begin digital broadcasts by December 2006.

Furthermore, we plan to launch "one segment" services from April 2006, through which viewers will be able to enjoy terrestrial digital television broadcasts on the mobile phones and other devices. One segment services are a major attraction of terrestrial digital television broadcasts and will also viewing anywhere and at any time. We are confident that this service will attract attention as a service available only through terrestrial digital television broadcasts as it will increase viewing opportunities, provide information in times of emergency, allow for the transmission of information on programs through data broadcasts, and offer an array of other benefits. Fuji Television believes it is its duty to make effective use of the airwave license it has been granted from the government. We also feel that providing services that meet the diversifying needs of our viewers is consistent with its mission to serve the public. As the current analog broadcasting format is scheduled to end in July 2011, we are also working to promote the diffusion of terrestrial digital broadcasting as well as awareness of the upcoming termination of analog service.

On the programming front, we will continue to equip our studios to handle high-definition programming, and raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. In addition, we are providing data broadcasting services that are linked in real time to TV programs. Looking ahead, we also intend to try combining television programming with e-commerce and blogs and other personal media as a response to the potential growth areas created by the linkage of broadcasting and the Internet.

By strengthening our program lineup and our sales activities, Fuji Television aims to sustain a level of profitability to support both shareholder returns and investment in the future. At the same time, we will fortify our "Media Complex" structure by enhancing media such as BS and CS satellite broadcasts and our movie business as well as rebuilding the capital relationships with our group companies. Through these endeavors, we seek to achieve both sustained growth and improved competitiveness.

Further, we are promoting alliances (i.e., capital and business tie-ups) with firms outside the Fuji Television Group in the Internet and other rapid growth areas in efforts to proactively improve earnings by expanding our business domains and stabilize our management. As one facet of these endeavors, we are allocating a portion of the funds raised through a public offering and capital increase through a third-party placement implemented in 2004 toward the establishment of a venture capital fund aimed primarily at uncovering and fostering venture companies in the areas of video, music, publishing and other content; media-related business, and broadband businesses. We thus intend to take a hands-on approach to investment in related companies in high-growth

fields. In addition, in April 2005, we concluded a basic agreement with livedoor Co., Ltd. for a capital participation and a business tie-up with that company. Fuji Television has underwritten a third-party share allocation by livedoor, and the companies are currently in concrete deliberations with the relevant parties toward business tie-ups in areas of broadcasting and telecommunications where tie-ups are conceivable. Some concrete results of collaboration between Fuji Television and livedoor include the adoption of livedoor's electronic money, use of its elemental Internet-related technologies, consideration of the use of wireless LANs on the production floor, and joint sponsorship of a musical. The companies are thus engaged in a variety of collaborative activities, including some ongoing projects.

Fuji Television more than ever recognizes its social mission as a core media and provider of mass communications to maintain emergency broadcasting capabilities and other "lifeline" services and to provide responsible content as a leader in information and culture. We will take our viewers' feedback to heart, have due consideration of the impact that we can have on young people, and undertake our program production and news reporting activities ever-aware of broadcasting ethics and our social responsibilities.

**(5) Basic Policies Concerning the Enhancement of Corporate Governance and Status of Implementation**

By organically combining a transmission network (i.e., infrastructure) with programming (i.e., content), Japan's terrestrial broadcasting has attained among the world's highest levels of both diffusion and quality. It is fulfilling the public's right to receive information and become indispensable to people's lifestyles and safety as a vehicle through which culture is communicated.

Fuji Television is working to strengthen its corporate governance systems. These efforts are guided not only by the aim of maximizing shareholder value but also as a key media and mass communications company to honor its social mission to maintain its lifeline functions, such as emergency and disaster announcements, and to responsibly deliver content.

***1) Company organization and status of internal management structure***

Fuji Television considers the creation of internal systems that ensure the transparency of management to be an important goal of corporate governance. Toward this end, we are working to enhance the general meeting of shareholders, accelerate decision-making and the supervisory function of the Board of Directors, strengthen our auditors' audit capabilities, and enhance disclosures of various types of information.

Five external directors have been appointed to the Board of Directors to ensure the transparency of management. In addition, the number of directors has been reduced to 20 from 35 to accelerate the decision-making process and improve the efficiency of business execution. Also, the tenure of directors has been reduced to one year from two in order to clarify the responsibilities of directors and response swiftly to changes in the operating environment.

The Board of Senior Managing Directors, comprising primarily statutory directors, deliberates on important matters raised at the Board of Directors meeting and promotes the sharing of information on the status of business execution at each business division.

Fuji Television continues to adopt an auditor system and its Board of Corporate Auditors comprises, five auditors, including three external auditors. The auditors participate in the meeting of the Board of Directors and other important meetings and perform operational audits by reviewing important documents; interviewing staff in the administrative divisions, operating divisions, and at subsidiaries; and working closely with our internal auditors. At the same time, the auditors perform accounting audits by interviewing our directors and representatives of the finance department and working closely with our accounting auditors.

In the past, our internal audits where conducted by internal auditors appointed within the Office of the President and audited our compliance with the law and internal regulations base on an annual internal audit plan approved by the president. In June 2005, however, Fuji Television established its Corporate Compliance, which combines its internal audit, legal, and inspection functions, to enhance its internal administration structure and promote legally compliant and appropriate operations at a Companywide level. Going forward, the Corporate Compliance will work to solve issues in each division rapidly and in a cross-sectional manner. At the same time, the department will vigorously promote compliance with the Personal Information Protection Law and other regulations; the Fuji Television Code of Conduct, which was established in January 2005; and other in-house rules and regulations, and thus help us to continue to earn the trust that society has placed in Fuji Television.

The status of execution of audits, approach to supervision, and internal administration structure at Fuji Television is as follows.



General Meeting of Shareholders
Selection and dismissal
Selection and dismissal
Selection and dismissal
Business audits
Board of Directors (supervision of operational execution)
Board of Corporate Auditors
Selection and supervision
Deliberation on important issues related to selection and supervisory and management decisions
Senior Executive Managing Directors' Board (unification of intentions for operational execution)
Accounting audits
Accounting Auditors
Business Divisions and Administrative Divisions
Corporate Compliance (internal audit, legal, and inspection functions)

**2) Overview of human resource-related relationships, capital relationships, or business ties and other potential conflicts of interest between the company and its external directors and external auditors**

Fuji Television has no business relationships related to human resources, capital, or technology with the companies whose directors have been appointed as its external directors and external auditors. However, Fuji Television does have business relationships with these companies in its Broadcasting and Other businesses. All transactions are conducted under the same terms and conditions as other business partners without such relationships.

**(6) Matters related to the parent company**

Fuji Television does not have a parent company, so there are no applicable matters.

**(7) Fundamental policies related to the group's capital strategies**

The operating environment in the Japanese broadcasting industry is being reshaped by the accelerating convergence of broadcasting and telecommunications precipitated by the rapid advance of digitalization. To adapt to these changes, we must accurately grasp and analyze technological innovation and market needs and build new business models not bound by pre-conceived ideas. Further, to maintain a strong position in the media industry of the 21st century, we view it critical to change into a group management structure that allows for selectivity and focus of management resources to be executed both dynamically and efficiently. In addition, we recognize that from a capital perspective it is important to build a stable management structure over the long term is a critical management issue in order for the Fuji Television Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

Although Fuji Television and Nippon Broadcasting had a history of cooperation, they have managed their companies separately and, based on independent management policies and strategies, have established their respective positions as leaders in the world of television and radio broadcasting. However, based on the basic policies described above Fuji Television recently acquired management control of Nippon Broadcasting and made the company a wholly owned subsidiary on September 1, 2005. At the same time, Fuji Television decided to reorganize its management structure to allow stable management of its operations. In the future, we intend to reorganize our capital and business relationships with other group companies as needed to ensure dynamic and efficient group management.

## 3. Business Performance and Financial Position

### (1) Business Performance

**Overview of the Interim Period Ended September 30, 2005**

During the interim period (April–September 2005) of fiscal 2006, ending March 31, 2006, the Cabinet Office's *Monthly Economic Report* changed its description of the Japanese economy from one stating that there was weakness in some sectors to one indicating that there was improvement in the corporate and household sectors and that a modest recovery was under way. The Cabinet Office also noted that consumer spending was gradually trending upward, corporate earnings were improving, and capital investment was rising.

Against this backdrop, the television advertising market is expected to expand for the third consecutive year, albeit at a slower growth rate. Market conditions were thus relatively healthy in the interim period, excluding July, which faced a reactionary dip owing to the Athens Olympic Games in the previous year. Furthermore, we earned a "quadruple crown" in viewer ratings in the interim period by capturing the top spots in the "golden time" (19:00-22:00), "prime time" (19:00-23:00), "all day" (06:00-24:00), and "non-prime time" (06:00-19:00 and 23:00-24:00) slots, thanks to the support of our viewership, and this gave a boost to our sales performance.

The addition of Nippon Broadcasting System, Inc. to the Fuji Television Group increased the number of consolidated subsidiaries and contributed to a 25.0% year-on-year rise in consolidated net sales to ¥294,818 million. Operating income also increased, by 11.2% from the previous year, to ¥24,644 million, reflecting a rise in profits owing to an increase in the number of consolidated subsidiaries, which offset lower earnings in the Broadcasting and Direct Marketing segments. Recurring profit, which comprises operating income plus dividend income, interest expenses, stock issuance expenses, and other items, was up 7.1% to ¥24,948 million. Interim net income rose 24.6% year on year to ¥12,749 million, due partly non-recurrence of the extraordinary losses on provisions for doubtful receivables booked in the previous year.

Results by operating segment are as follows.

Six month ended September 30 (Millions of yen)

| | Net sales | | | Operating income | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | Change | 2004 | 2005 | Change |
| Broadcasting | --- | 207,742 | 9.1% | --- | 20,248 | (1.4)% |
| Television broadcasting | 190,456 | --- | | 20,545 | --- | |
| Program production and related business | 24,014 | 26,574 | 10.7% | 1,144 | 1,404 | 22.8 % |
| Direct marketing | 31,408 | 32,472 | 3.4% | 873 | 305 | (65.0)% |
| Video and music | --- | 35,886 | --- | --- | 2,075 | --- |
| Other businesses | 13,344 | 28,728 | 115.3% | (160) | 1,364 | --- |
| Eliminated | (23,459) | (36,585) | --- | (232) | (754) | --- |
| Total | 235,764 | 294,818 | 25.0% | 22,170 | 24,644 | 11.2 % |

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

Further, major companies that were previously categorized under Other Businesses but have now been reclassified under Video and Music include Fujipacific Music Inc. and Fujipacific Music (USA), Inc.

Segment classifications of newly consolidated subsidiaries are Nippon Broadcasting under Broadcasting; Pony Canon and Pony Canyon Enterprise under Video and Music; and Nippon Broadcasting Project, Big Shot, and Fujisankei Advertising Work under Other.

**Broadcasting**

The Broadcasting segment represents the earnings of Fuji Television and those of Nippon Broadcasting. In Television Broadcasting, the drama *Engine*, starring Takuya Kimura, scored average viewer ratings of 22.5%, and the drama *Densha Otoko* was so popular with average viewer ratings of 21.2% that it became a social phenomenon. In addition, our variety, information, and news programming posted strong viewer ratings, enabling revenues in our Television Broadcasting business to outpace the impressive results posted a year ago. Non-advertising operations such as merchandising (e.g., our mobile phone sites and *Alegria 2*-inspired merchandise) and events like *Alegria 2* posted higher reviews and underpinned an all-time high in sales for our Television Broadcasting operations as a whole.

With the addition of the newly consolidated Radio Broadcasting business, interim sales rose 9.1% year on year to ¥207,742 million, but operating income fell 1.4% to ¥20,248 million, reflecting an upturn in program production costs.

Television Broadcasting business sales were ¥192,619 million (up 1.1% year on year) and Radio Broadcasting business sales were ¥15,137 million (for reference, this a year on year decline of 1.3%).

**Sales by Broadcasting Operations**

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

| | 2005 | 2004 | Change from the previous term |
|---|---|---|---|
| Television broadcasting | | | |
| Broadcasting operations | 161,650 | 163,832 | 1.3 % |
| Broadcasting | 147,247 | 148,967 | 1.2 % |
| Network time | 67,856 | 67,590 | (0.4)% |
| Local time | 10,897 | 11,096 | 1.8 % |
| Spot | 68,493 | 70,280 | 2.6 % |
| Broadcasting related business | 14,403 | 14,864 | 3.2 % |
| Other operations | 28,805 | 28,787 | (0.1)% |
| Subtotal | 190,456 | 192,619 | 1.1 % |
| Radio broadcasting | --- | 15,137 | --- |
| Elimination in the segment | --- | (15) | --- |
| Total | 190,456 | 207,742 | 9.1 % |

**Program Production and Related Business**

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Subsidiaries in this segment worked to cut costs and increase revenues from external sources as well as boosting revenues from within the Group. Thanks to these efforts, interim sales in the Program Production and Related Business rose 10.7% year on year, to ¥26,574 million, and operating income rose 22.8% to ¥1,404 million.

**Direct Marketing**

Sales remained firm in the Direct Marketing segment on the back of beauty and health products offered through our catalog media. While sales rose year on year, operating income declined due to increases in expenses related to logistics and production of direct marketing materials. Orders taken via the Internet, however, rose 76.2% year on year.

Interim sales in the Direct Marketing segment rose 3.4% year on year to ¥32,472 million, but operating income fell 65.0% to ¥305 million.

**Video and Music**

Video and Music is a newly established segment comprising nine companies, including two that were newly consolidated. Interim segment sales amounted to ¥35,886 million and operating income was ¥2,075 million, due partly to sales of the *Dragonball GT* DVD box set substantially exceeding expectations at Pony Canyon.

**Other**

The Other segment comprises seven companies, including three that were newly consolidated. Interim sales in this segment jumped 115.3% year on year to ¥28,728 million and operating income was ¥1,364

million—rebounding from an operating loss in the previous year—owing to such factors as growth in orders at software developer Fujimic, Inc., and an upturn in book and magazine sales at Fusosha Publishing, Inc.

**Equity-Method Affiliates**

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) recorded an operating loss in the fifth year since the start of service, as the company continues to face difficult conditions. Other affiliates, however, posted strong comparatively performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥811 million.

**Outlook for the Fiscal Year Ending March 31, 2006**

Looking at the second half of the fiscal year, the Cabinet Office's *Monthly Economic Report* for October indicated that the Japanese economy was in a mild recovery, and that this recovery was expected to continue on the back of domestic private-sector demand. At the same time, the report noted that the impact of trends in crude oil prices on the domestic and overseas economies necessitated close monitoring.

The spike in crude oil prices is anticipated to have some impact on advertising revenues in the second half of the fiscal year, and we believe caution is warranted regarding the effect that this could spread to broadcasting revenues. Despite these undertones, we will continue to strategically focus our programming production budget on the development of compelling content in house and on securing rights and other intellectual assets. As a result, we are now forecasting a decline in non-consolidated recurring profit and other earnings indicators for the second half and for the full-year versus the forecasts disclosed in May 2005.

We at the same time are revising up our forecasts for consolidated net sales and profits compared with the figures announced in August 2005. This reflects our expectations of changes in the consolidated adjustment account for amortization on the assumption that Nippon Broadcasting will be split up and a portion of the company merged into Fuji Television, effective April 1, 2006, and the fact that performance in the Video and Music segment is outpacing our initial projections.

For the fiscal year ending March 31, 2006, we now forecast consolidated net sales of ¥576.9 billion, recurring profit of ¥46.6 billion, and net income of ¥23.0 billion. On a non-consolidated basis, we now forecast full-year net sales of ¥369.7billion, recurring profit of ¥36.4 billion, and net income of ¥17.3 billion.

Differences in these revised forecasts and our previously announced and full-year forecasts are shown below.

(1) Consolidated Financial Results of Year ending March 31, 2006 (Millions of Yen)

| | Net Sales | Recurring Profit | Net Income |
|---|---|---|---|
| Previous Forecast (A) | 571,800 | 45,600 | 22,200 |
| Revised Forecast (B) | 576,900 | 46,600 | 23,000 |
| Change (B-A) | 5,100 | 1,000 | 800 |
| Percent Change (%) | 0.9 | 2.2 | 3.6 |

(2) Non-Consolidated Financial Results of Year ending March 31, 2006 (Millions of Yen)

| | Net Sales | Recurring Profit | Net Income |
|---|---|---|---|
| Previous Forecast (A) | 364,200 | 40,200 | 20,800 |
| Revised Forecast (B) | 369,700 | 36,400 | 17,300 |
| Change (B-A) | 5,500 | (3,800) | (3,500) |
| Percent Change (%) | 1.5 | (9.5) | (16.8) |

**(2) Financial Position**

In the interim period under review, net cash flows provided by operating activities totaled ¥19,532 million, a year on year decrease of ¥4,128 million, as higher payments for enterprise taxes and other outflows outpaced the increase in profits attributable to a larger number of consolidated subsidiaries and other inflows.

Net cash flows used in investing activities amounted to ¥34,001 million, a ¥42,181 million decline in net outflows. This reflects proceeds from the sale of marketable and investment securities and other inflows offsetting funds used in the acquisition of investment securities and shares of subsidiaries.

Net cash used in financing activities amounted to ¥64,845 million, a ¥64,234 million increase in net outflows, such as those used to repay long-term debt and expenditures used to buy back Fuji Television's own shares as well as an increase in dividend payments and other factors, which outweighed an increase in short-term borrowings.

As a result, cash and cash equivalents at the end of the interim period under review amounted to ¥44,535 million, a decline of ¥27,597 million compared with the balance at the end of the previous interim period and down ¥68,873 million compared with the balance at the end of the fiscal year ended March 31, 2005.

Trends in cash flow indices are shown below:

Years ended March 31

| | September 30, 2003 | March 31, 2004 | September 30, 2004 | March 31, 2005 | September 30, 2005 |
|---|---|---|---|---|---|
| Equity ratio (%) | 74.5 | 80.2 | 79.0 | 70.3 | 65.6 |
| Equity ratio, based on market value (%) | 108.0 | 116.5 | 87.1 | 87.3 | 81.6 |
| Number of years for amortization (years) | 0.2 | 0.1 | 0.2 | 0.1 | 1.1 |
| Interest coverage ratio | 496.2 | 356.6 | 374.0 | 362.8 | 133.4 |

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

| | September 30 | | | | March 31, 2005 | |
|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | |
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| ASSETS | | | | | | |
| Current assets: | | | | | | |
| 1. Cash and time deposits | 40,272 | | 47,321 | | 38,855 | |
| 2. Trade notes and accounts receivable | 100,986 | | 116,088 | | 98,127 | |
| 3. Marketable securities | 91,614 | | 19,963 | | 135,881 | |
| 4. Inventories | 23,924 | | 23,511 | | 22,557 | |
| 5. Beneficial interests in trust | 33,520 | | --- | | 6,675 | |
| 6. Other current assets | 14,617 | | 32,095 | | 16,891 | |
| 7. Less allowance for doubtful accounts | (233) | | (426) | | (179) | |
| Total current assets | 304,702 | 47.6 | 238,553 | 34.4 | 318,810 | 46.8 |
| Fixed assets: | | | | | | |
| 1. Tangible fixed assets | | | | | | |
| (1) Buildings and structures | 91,838 | | 92,234 | | 89,484 | |
| (2) Land | 20,558 | | 26,943 | | 20,340 | |
| (3) Other tangible fixed assets | 15,222 | | 25,636 | | 17,801 | |
| Total tangible fixed assets | 127,618 | 19.9 | 144,815 | 20.9 | 127,626 | 18.7 |
| 2. Intangible fixed assets | | | | | | |
| Total intangible fixed assets | 34,280 | 5.4 | 44,625 | 6.5 | 43,598 | 6.4 |
| 3. Investments and other assets | | | | | | |
| (1) Investment in securities | 161,962 | | 245,582 | | 176,097 | |
| (2) Other | 16,002 | | 24,392 | | 19,034 | |
| (3) Less allowance for doubtful accounts | (4,330) | | (5,412) | | (3,975) | |
| Total investments and other assets | 173,634 | 27.1 | 264,562 | 38.2 | 191,155 | 28.1 |
| Total fixed assets | 335,533 | 52.4 | 454,003 | 65.6 | 362,380 | 53.2 |
| Total assets | 640,236 | 100.0 | 692,556 | 100.0 | 681,190 | 100.0 |

(Figures less than ¥1 million have been omitted.)

| | September 30 | | | | March 31, 2005 | |
|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | |
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| LIABILITIES | | | | | | |
| Current liabilities: | | | | | | |
| 1. Trade notes and accounts payable | 44,464 | | 54,778 | | 45,540 | |
| 2. Short-term borrowings | 1,910 | | 36,307 | | 2,015 | |
| 3. Allowance for sales returns | 119 | | 933 | | 138 | |
| 4. Allowance for loss of annulment of contracts | 1,129 | | --- | | 16 | |
| 5. Other current liabilities | 48,678 | | 70,973 | | 50,440 | |
| Total current liabilities | 96,302 | 15.0 | 162,992 | 23.5 | 98,152 | 14.4 |
| Long-term liabilities: | | | | | | |
| 1. Bonds with stock purchase rights | 336 | | 342 | | 63,223 | |
| 2. Long-term borrowings | --- | | 1,900 | | 293 | |
| 3. Deferred tax liabilities | --- | | 23,628 | | 3,219 | |
| 4. Retirement allowance for employees | 24,208 | | 30,991 | | 23,863 | |
| 5. Retirement allowance for directors | 2,257 | | 3,073 | | 2,880 | |
| 6. Other long-term liabilities | 3,394 | | 6,880 | | 383 | |
| Total long-term liabilities | 30,196 | 4.7 | 66,817 | 9.7 | 93,864 | 13.8 |
| Total liabilities | 126,498 | 19.7 | 229,809 | 33.2 | 192,017 | 28.2 |
| MINORITY INTERESTS | | | | | | |
| Minority interests | 8,130 | 1.3 | 8,343 | 1.2 | 10,084 | 1.5 |
| SHAREHOLDERS' EQUITY | | | | | | |
| Common stock | 106,200 | 16.6 | 146,200 | 21.1 | 114,750 | 16.9 |
| Capital surplus | 133,664 | 20.9 | 173,664 | 25.1 | 142,214 | 20.9 |
| Retained earnings | 261,056 | 40.8 | 275,711 | 39.8 | 272,090 | 39.9 |
| Reevaluation differences of land | 2,106 | 0.3 | 2,096 | 0.3 | 2,103 | 0.3 |
| Valuation gain on other securities | 19,614 | 3.0 | 37,268 | 5.4 | 18,545 | 2.7 |
| Foreign exchange adjustment | (897) | (0.1) | (585) | (0.1) | (1,236) | (0.2) |
| Treasury stock | (16,139) | (2.5) | (179,953) | (26.0) | (69,380) | (10.2) |
| Total shareholders' equity | 505,606 | 79.0 | 454,403 | 65.6 | 479,088 | 70.3 |
| Total liabilities, minority interests and Shareholders' equity | 640,236 | 100.0 | 692,556 | 100.0 | 681,190 | 100.0 |

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

| | Six months ended September 30 | | | | Year ended March 31, 2005 | |
|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | |
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Net sales | 235,764 | 100.0 | 294,818 | 100.0 | 476,733 | 100.0 |
| Cost of sales | 149,088 | 63.2 | 191,300 | 64.9 | 301,561 | 63.3 |
| Gross profit | 86,676 | 36.8 | 103,518 | 35.1 | 175,172 | 36.7 |
| Selling, general and administrative expenses | | | | | | |
| 1. Selling expense | 46,100 | | 55,545 | | 93,825 | |
| 2. General and administrative expenses | 18,405 | | 23,328 | | 37,765 | |
| Operating income | 22,170 | 9.4 | 24,644 | 8.4 | 43,581 | 9.1 |
| Non-operating revenues | | | | | | |
| 1. Interests | 161 | | 125 | | 352 | |
| 2. Dividends | 630 | | 907 | | 723 | |
| 3. Equity in earnings of affiliates | 846 | | 811 | | 657 | |
| 4. Rental fee | 483 | | 555 | | 1,064 | |
| 5. Stock lending fee | --- | | 402 | | --- | |
| 6. Others | 238 | | 573 | | 239 | |
| Non-operating expenses | | | | | | |
| 1. Interests | 63 | | 204 | | 123 | |
| 2. Losses on partnership investments | 376 | | --- | | 594 | |
| 3. Loss on investment association | --- | | 633 | | --- | |
| 4. Issue of new stocks | 94 | | 487 | | 94 | |
| 5. Rental fee | 395 | | 581 | | 851 | |
| 6. Payment fee | --- | | 328 | | --- | |
| 7. Others | 306 | | 835 | | 475 | |
| Recurring profit | 23,293 | 9.9 | 24,948 | 8.5 | 44,478 | 9.3 |

(Figures less than ¥1 million have been omitted.)

| | Six months ended September 30 | | | | Year ended March 31, 2005 | |
|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | |
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Extraordinary gain | | | | | | |
| 1. Gain on the sale of fixed assets | 0 | | 0 | | 8 | |
| 2. Gain on the sale of securities | --- | | 411 | | 69 | |
| 3. Reversal of doubtful accounts | --- | | 52 | | --- | |
| 4. Reversal of retirement allowance for directors | --- | | 97 | | --- | |
| 5. Reversal of Allowance for loss of annulment of contracts | --- | | 7 | | --- | |
| 6. Others | 24 | | 13 | | 10 | |
| Extraordinary loss | | | | | | |
| 1. Loss on sale of fixed assets | 3 | | 128 | | 281 | |
| 2. Loss on disposal of fixed assets | 71 | | 151 | | 434 | |
| 3. Loss on sale of investment securities | 280 | | 198 | | 286 | |
| 4. Devaluation of investment securities | 1 | | 179 | | --- | |
| 5. Devaluation of membership | 4 | | 7 | | 45 | |
| 6. Provision for doubtful accounts | 2,713 | | 145 | | 2,503 | |
| 7. Provision for doubtful accounts of membership deposits | 441 | | 46 | | 281 | |
| 8. Provision for loss of annulment of contracts | 1,129 | | --- | | 16 | |
| 9. Loss on sale of membership | --- | | 5 | | 6 | |
| 10. Others | 13 | | 61 | | 980 | |
| Income before income taxes | 18,658 | 7.9 | 24,606 | 8.3 | 39,730 | 8.3 |
| Income taxes and enterprise taxes | 11,046 | | 9,208 | | 19,475 | |
| Adjustment for income taxes | (914) | | 1,797 | | (1,456) | |
| Minority interest in earnings of consolidated subsidiaries | (1,709) | (0.7) | 850 | 0.3 | (1,134) | (0.3) |
| Net income | 10,234 | 4.3 | 12,749 | 4.3 | 22,845 | 4.8 |

## APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted.)

| | Six months ended September 30 | | | | Year ended March 31, 2005 | |
|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | |
| | Millions of yen | | Millions of yen | | Millions of yen | |
| CAPITAL SURPLUS | | | | | | |
| Capital surplus at the beginning of the year | | 133,664 | | 142,214 | | 133,664 |
| Increase in capital surplus | | | | | | |
| Issuance of new stock by public offering | --- | --- | 31,450 | 31,450 | 8,550 | 8,550 |
| Capital surplus at the end of the period | | 133,664 | | 173,664 | | 142,214 |
| RETAINED EARNINGS | | | | | | |
| Retained earnings at the beginning of the year | | 252,821 | | 272,090 | | 252,821 |
| Increase in retained earnings | | | | | | |
| 1. Net income | 10,234 | | 12,749 | | 22,845 | |
| 2. Transfer to land revaluation excess | --- | 10,234 | 6 | 12,756 | --- | 22,845 |
| Decrease in retained earnings | | | | | | |
| 1. Cash dividends | 1,742 | | 8,742 | | 3,235 | |
| 2. Directors' bonuses | 257 | | 393 | | 259 | |
| 3. Decrease in retained earnings due to change to the scope of consolidation | --- | 1,999 | --- | 9,135 | 81 | 3,576 |
| Retained earnings at the end of the period | | 261,056 | | 275,711 | | 272,090 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted.)

| | Six months ended September 30 | | Year ended March 31, 2005 |
|---|---|---|---|
| | 2004 | 2005 | |
| | Millions of yen | Millions of yen | Millions of yen |
| Cash flows from operating activities | | | |
| 1. Income before income tax | 18,658 | 24,606 | 39,730 |
| 2. Depreciation | 5,948 | 8,407 | 12,673 |
| 3. Amortization of consolidated differences | 168 | 213 | 547 |
| 4. Increase in allowance for doubtful accounts | 3,181 | (249) | 2,692 |
| 5. Increase (decrease) in other allowance | 2,226 | (718) | 966 |
| 6. Interest and dividend receivable | (791) | (1,033) | (1,075) |
| 7. Interests expense | 63 | 204 | 123 |
| 8. Loss on revaluation of foreign currency assets | 0 | (0) | 0 |
| 9. Equity in earnings of affiliates | (846) | (811) | (657) |
| 10. (Gain) loss on sale and disposal of fixed assets | 75 | 279 | 707 |
| 11. (Gain) loss on sale of investment securities | --- | (411) | (23) |
| 12. Decrease (increase) in notes and accounts receivable, trade | (4,001) | 1,298 | (946) |
| 13. Decrease (increase) in inventories | (2,955) | 781 | (1,255) |
| 14. Increase in notes and accounts payable | 826 | (2,234) | 1,506 |
| 15. Others | 5,861 | 2,309 | (427) |
| Subtotal | 28,415 | 32,643 | 54,563 |
| 16. Proceeds from interests and dividend income | 984 | 1,319 | 1,298 |
| 17. Payment of interests | (63) | (146) | (123) |
| 18. Payment of income tax | (5,623) | (14,640) | (11,036) |
| 19. Others | (51) | 356 | (29) |
| Net cash provided by operating activities | 23,661 | 19,532 | 44,673 |
| Cash flows from investing activities | | | |
| 1. Payments for purchase of marketable securities | (42,416) | (943) | (73,981) |
| 2. Proceeds from sale of marketable securities | 21,690 | 43,576 | 66,503 |
| 3. Payments on purchase of tangible fixed assets | (19,035) | (5,349) | (23,228) |
| 4. Proceeds from sale of tangible fixed assets | 6 | 150 | 386 |
| 5. Payments on purchase of intangible assets | (2,273) | (3,145) | (8,736) |
| 6. Payments on purchase of investment securities | (37,792) | (65,048) | (110,460) |
| 7. Proceeds from sale of investment securities | 366 | 23,573 | 742 |
| 8. Payments for acquisition of subsidiaries' stock | --- | (6,467) | (0) |
| 9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation | --- | (40,339) | (2,840) |
| 10. Payments for the loans | (3) | (68) | (22) |
| 11. Proceeds from the loans collected | 7 | 18 | 32 |
| 12. Others | 3,267 | 20,042 | 16,089 |
| Net cash used in investing activities | (76,183) | (34,001) | (135,516) |

| | Six months ended September 30 | | Year ended March 31, 2005 |
|---|---|---|---|
| | 2004 | 2005 | |
| | Millions of yen | Millions of yen | Millions of yen |
| Cash flows from financing activities | | | |
| 1. Net decrease in short-term borrowings | (162) | 26,418 | (1,220) |
| 2. Proceeds from long-term borrowings | --- | 240 | 80 |
| 3. Repayments from long-term debt | --- | (64,397) | (163) |
| 4. Proceeds from the issuance of bonds with stock purchase rights attached | --- | --- | 80,000 |
| 5. Payments on purchase of treasury stocks | --- | (18,147) | --- |
| 6. Dividends paid by the Company | (1,742) | (8,742) | (3,235) |
| 7. Dividends paid to minority interests | (80) | (217) | (102) |
| 8. Proceeds from investments by minority interests | 1,373 | --- | 1,373 |
| Net cash used in financing activities | (610) | (64,845) | 76,731 |
| Effect of exchange rate changes on cash and cash equivalents | 33 | 452 | (31) |
| Net increase (decrease) in cash and cash equivalents | (53,099) | (78,862) | (14,142) |
| Cash and cash equivalents at the beginning of the interim period | 125,232 | 113,408 | 125,232 |
| Cash and cash equivalents of new consolidated subsidiaries | --- | 9,988 | 2,318 |
| Cash and cash equivalents at the end of the interim period | 72,133 | 44,535 | 113,408 |

## SEGMENT INFORMATION

Six months ended September 30, 2004 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Television broadcasting | Broadcasting-related business | Direct marketing | Other | Total | Eliminations | Consolidated |
| Net sales and income: | | | | | | | |
| 1. Operating revenues from third parties | 187,683 | 8,838 | 31,203 | 8,039 | 235,764 | — | 235,764 |
| 2. Intra-group net sales and transfers | 2,773 | 15,175 | 204 | 5,305 | 23,459 | (23,459) | --- |
| Total sales | 190,456 | 24,014 | 31,408 | 13,344 | 259,223 | (23,459) | 235,764 |
| Operating expenses | 169,911 | 22,870 | 30,535 | 13,504 | 236,821 | (23,226) | 213,594 |
| Operating income | 20,545 | 1,144 | 873 | (160) | 22,402 | (232) | 22,170 |

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

| Business Segment | Major operations, products, and services |
|---|---|
| TV broadcasting business | Sales of TV broadcasting time and programming |
| Broadcasting-related business | Planning, production, engineering and relay operations as well as other businesses for TV programming |
| Direct marketing | Direct marketing and sales of fresh flowers |
| Other | Temporary agency services, movables leasing, software development, publishing |

Six months ended September 30, 2005 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Broadcasting | Broadcasting-related business | Direct marketing | Video and Music | Other | Total | Eliminations | Consolidated |
| Net sales: | | | | | | | | |
| 1. Net sales to third parties | 198,017 | 9,359 | 32,275 | 35,334 | 19,833 | 294,818 | --- | 294,818 |
| 2. Intra-group net sales and transfers | 9,725 | 17,214 | 197 | 552 | 8,895 | 36,585 | (36,585) | --- |
| Total sales | 207,742 | 26,574 | 32,472 | 35,886 | 28,728 | 331,403 | (36,585) | 294,818 |
| Operating expenses | 187,493 | 25,169 | 32,166 | 33,811 | 27,364 | 306,005 | (35,831) | 270,174 |
| Operating income | 20,248 | 1,404 | 305 | 2,075 | 1,364 | 25,398 | (754) | 24,644 |

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

| Segment | Services and products provided |
|---|---|
| Broadcasting | Television and radio broadcasting |
| Broadcasting-Related Business | Planning, production, engineering and relay operations well as other businesses for TV programming for programming |
| Direct Marketing | Direct marketing, sale of fresh flowers |
| Video and Music | Production and sale of music and video software, management of music copyrights, etc. |
| Other Businesses | Temporary agency services, real estate leasing, software development, publishing, etc. |

3. Changes to segment classifications

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

As a result, compared with the same classifications in the previous fiscal year, sales and operating income increased respectively by ¥15,122 million and ¥850 million in the Broadcasting segment compared with the former Television Broadcasting segment. In addition, sales rose by ¥35,886 million and operating income by ¥2,075 million in the Video and Music segment, and sales declined by ¥48,188 million and operating income by ¥2,906 million in the Other segment.

The following table shows segment data assuming that the segment classifications used during the interim period ended September 30, 2005 were applied in the interim period ended September 30, 2004 and the fiscal year ended March 31, 2005.

Six months ended September 30, 2004 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Broadcasting | Program production and related business | Direct marketing | Video and music | Other | Total | Eliminations | Consolidated |
| Net sales and income: | | | | | | | | |
| 1. Operating revenues from third parties | 187,683 | 8,838 | 31,203 | 380 | 7,659 | 235,764 | --- | 235,764 |
| 2. Intra-group net sales and transfers | 2,773 | 15,175 | 204 | 4 | 5,300 | 23,459 | (23,459) | --- |
| Total sales | 190,456 | 24,014 | 31,408 | 384 | 12,959 | 259,223 | (23,459) | 235,764 |
| Operating expenses | 169,911 | 22,870 | 30,535 | 530 | 12,974 | 236,821 | (23,226) | 213,594 |
| Operating income | 20,545 | 1,144 | 873 | (145) | (14) | 22,402 | (232) | 22,170 |

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Broadcasting | Program production and related business | Direct marketing | Video and music | Other | Total | Eliminations | Consolidated |
| Net sales and income: | | | | | | | | |
| 1. Operating revenues from third parties | 370,463 | 19,881 | 67,966 | 895 | 17,526 | 476,733 | --- | 476,733 |
| 2. Intra-group net sales and transfers | 5,575 | 29,802 | 399 | 4 | 12,004 | 47,786 | (47,786) | --- |
| Total sales | 376,039 | 49,683 | 68,366 | 900 | 29,531 | 524,520 | (47,786) | 476,733 |
| Operating expenses | 337,253 | 46,545 | 66,118 | 1,416 | 29,747 | 481,081 | (47,929) | 433,152 |
| Operating income | 38,785 | 3,137 | 2,248 | (515) | (216) | 43,438 | 142 | 43,581 |

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | TV broadcasting | Broadcasting-related business | Direct marketing | Other | Total | Eliminations | Consolidated |
| Net sales: | | | | | | | |
| 1. Net sales to third parties | 370,463 | 19,881 | 67,966 | 18,422 | 476,733 | --- | 476,733 |
| 2. Intra-group net sales and transfers | 5,575 | 29,802 | 399 | 12,009 | 47,786 | (47,786) | --- |
| Total sales | 376,039 | 49,683 | 68,366 | 30,431 | 524,520 | (47,786) | 476,733 |
| Operating expenses | 337,253 | 46,545 | 66,118 | 31,163 | 481,081 | (47,929) | 433,152 |
| Operating income | 38,785 | 3,137 | 2,248 | (732) | 43,438 | 142 | 43,581 |

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

| Business Segment | Major operations, products, and services |
|---|---|
| TV broadcasting business | Sales of TV broadcasting time and programming |
| Broadcasting-related business | Planning, production, engineering and relay operations as well as other businesses for TV programming |
| Direct marketing | Direct marketing and sales of fresh flowers |
| Other | Temporary agency services, movables leasing, software development, publishing |

## IMPORTANT SUBSEQUENT EVENTS

**During the previous interim period (April 1, 2004 through September 30, 2004)**

Not applicable

**During the previous interim period (April 1, 2005 through September 30, 2005)**

**Basic agreement reached regarding Group reorganization**

Fuji Television and its consolidated subsidiary Nippon Broadcasting System, reached a basic agreement regarding the Group reorganization described below, and this was approved by the Board of Directors of both companies on November 17, 2005.

***a) Corporate spin off at Nippon Broadcasting***

Nippon Broadcasting's radio broadcasting and all other businesses will be carried on by a newly established company (the New Company) in a corporate spin off with a new company being established. This spin off is designed to facilitate appropriate staffing levels and create a new organizational structure that will further enhance the efficiency of the radio broadcasting business. In addition, we are confident that it will help sustain a management structure that will keep the New Company a leading company in the radio industry in the coming age of digital broadcasting.

We intend to transfer the broadcasting license held by Nippon Broadcasting to the New Company. However, the transfer of the license is following the spin off is subject to approval of the Minister of Internal Affairs and Communications under Article 20-2 of the Radio Law. The spin off will not occur if the transfer of the radio license is not approved.

***b) Merger of Fuji Television and Nippon Broadcasting***

Following the spin off, Nippon Broadcasting will cease to exist as a business entity and will be absorbed into Fuji Television as the surviving entity. By concentrating the shares in Fujisankei Communications Group companies held by both Fuji Television and Nippon Broadcasting into Fuji Television, this merger is designed to create a management structure with Fuji Television positioned as the operating holding company for the Fujisankei Communications Group and thus facilitates swift decision-making. We note that this merger will not occur if the corporate spin off is deemed to be not in compliance with relevant laws.

In addition, with the merger the 573,704 shares of Fuji Television stock owned by Nippon Broadcasting (booked as ¥145,668 million in treasury stock at the end of the interim period under review) will become Fuji Television's treasury stock and will be cancelled immediately after the merger agreement is concluded.

*c) Schedule going forward for the spin off and merger*

| | |
|---|---|
| November 30, 2005: | Board of directors meeting to be convened to approve spin off<br>Signing of spin off plan and merger agreement |
| December 21, 2005: | Ad hoc general meeting of shareholders to be held to spin off plan and merger agreement (Nippon Broadcasting) |
| April 1, 2006: | Date of spin off and merger |
| April 3, 2006: | Registration of spin off and merger |

(Note 1) The spin off plan and merger agreement is expected to be approved at the meeting of the Board of Directors of both companies to be convened on November 30, 2005 after the details of the spin off and merger have been decided.

(Note 2) This corporate spin off is subject to approval of the Minister of Internal Affairs and Communications as stipulated under Article 20-2 of the Radio Law, and is scheduled to be noted as such in the plan for the spin off.

(Note 3) The merger is subject to the corporate spin off being deemed in compliance with relevant laws, and scheduled to be noted as such in the plan for the merger.

(Note 4) This merger is in accordance with the simplified merger process stipulated under Article 413-3-1 of the Commercial Code of Japan, and Fuji Television therefore plans to implement it without approval of the general meeting of shareholders.

**Fuji Television Network, Inc.** November 17, 2005

# Flash Report (Non-Consolidated Basis)

**Results for six months ended September 30, 2005**

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 17, 2005.

Payment date for interim dividends: December 9, 2005.

Interim dividends: Yes Unit stock system: No

## 1. Performance

### (1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

| | Net sales | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 2005 | 192,619 | 1.1 | 19,397 | (5.6) | 20,120 | (8.2) |
| 2004 | 190,456 | 5.8 | 20,545 | (6.1) | 21,922 | (6.8) |
| Years ended March 31, 2005 | 376,039 | --- | 38,785 | --- | 40,170 | --- |

| | Net income | | Net income per share |
|---|---|---|---|
| | Millions of yen | % | Yen |
| 2005 | 9,033 | (23.6) | 3,466.80 |
| 2004 | 11,818 | (11.9) | 4,748.24 |
| Years ended March 31, 2005 | 21,970 | --- | 8,787.00 |

1. Average number of shares outstanding during the period: Six months ended September 30, 2005: 2,605,681shares, Six months ended September 30, 2004: 2,488,937 shares, Year ended March 31, 2005: 2,489,133 shares

2. Change in accounting method: none

3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

### (2) Dividends

Six-month ended September 30

| | Interim dividends per share | Year-end dividends per share |
|---|---|---|
| | Yen | Yen |
| 2005 | 2,000.00 | --- |
| 2004 | 600.00 | --- |
| Year ended March 31, 2005 | --- | 5,000.00 |

(3) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 2003 | 726,337 | 569,468 | 78.4 | 203,395.93 |
| 2004 | 574,394 | 483,242 | 84.1 | 194,156.18 |
| March 31, 2005 | 664,267 | 508,053 | 76.5 | 198,371.04 |

1. Number of shares outstanding: September 30, 2005: 2,799,802 shares, September 30, 2004: 2,488,937 shares, March 31, 2005: 2,560,635 shares

2. Number of treasury stocks: September 30, 2005: 138,200 shares, September 30, 2004: 59,671 shares, March 31, 2005: 59,671 shares

## 2. Forecast for fiscal year ending March 31, 2006

| | Net sales | Recurring profit | Net income | Dividends per share for the fiscal year | |
|---|---|---|---|---|---|
| | | | | Year-end dividends | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen |
| Fiscal year | 369,700 | 36,400 | 17,300 | 2,000.00 | 4,000.00 |

(Reference)

Non-Consolidated net income per share for the fiscal year is forecast to be ¥ 6,144.01.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

## NET SALES BY OPERATIONS (Non-Consolidated Basis)

(Figures less than ¥1 million have been omitted.)

| | Six months ended September 30 | | | | Change from the previous year | | Year ended March 31, 2005 | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2005 | | | | | |
| | Millions of yen | % | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Broadcasting Operations | 161,650 | 84.9 | 163,832 | 85.1 | 2,182 | 1.3 | 325,020 | 86.4 |
| Broadcasting | 147,247 | 77.3 | 148,967 | 77.4 | 1,720 | 1.2 | 296,588 | 78.9 |
| Network time | 67,856 | 35.6 | 67,590 | 35.1 | (265) | (0.4) | 133,905 | 35.6 |
| Local time | 10,897 | 5.7 | 11,096 | 5.8 | 199 | 1.8 | 22,041 | 5.9 |
| Spot | 68,493 | 36.0 | 70,280 | 36.5 | 1,786 | 2.6 | 140,641 | 37.4 |
| Broadcasting Related Business | 14,403 | 7.6 | 14,864 | 7.7 | 461 | 3.2 | 28,431 | 7.5 |
| Sale of TV programs | 9,057 | 4.8 | 8,616 | 4.5 | (441) | (4.9) | 17,599 | 4.6 |
| Others | 5,345 | 2.8 | 6,248 | 3.2 | 903 | 16.9 | 10,832 | 2.9 |
| Other operations | 28,805 | 15.1 | 28,787 | 14.9 | (18) | (0.1) | 51,018 | 13.6 |
| Total | 190,456 | 100.0 | 192,619 | 100.0 | 2,163 | 1.1 | 376,039 | 100.0 |